SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Situation in Bolivia

(Rio de Janeiro, September 14, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, hereby expresses its discordance with Ministerial Resolution 207/2006 the Bolivian Ministry of Hydrocarbons and Energy published in the media this Tuesday, September 12th 2006, establishing new conditions for oil and liquefied petroleum gas (LPG) production, transportation, refining, storage, and marketing which encompass all of the byproduct price chain stages.

Considering this decision made by the Bolivian government, Petrobras manifests its disagreement with the measure from the legal, operational, and financial viewpoints, since it renders the Company's refining business totally unviable in that country.

The Company also clarifies that it is the Hydrocarbons Superintendence that establishes the refining margins. In May 2005, this regulatory agency established the margin that is currently in effect. This value is insufficient to cover the Company's cost, and that is the reason why Petrobras has requested it be reviewed on several different occasions.

During this period, the negative results Petrobras has achieved while keeping the internal market supplied have been compensated for by the favorable conjuncture of the international price for exported products (gasoline and reconstituted oil), even if this does mean the Company takes-on the risk of volatility in these prices in the international market. On account of this, Ministerial Resolution 207/2006 compromises the refining activity maintenance by preventing the Company's access to these markets.

By using modern operation and management technologies - despite the loss-making character of the internal market supply - after it took over refinery operations, Petrobras was able to achieve average gains of $14 million for an initial investment of $105 million, maintaining a constant flow of contributions to the Bolivian State. These values contradict the criterion that the Company has had "extraordinary benefits."

Additionally, the appropriation of the Company's cash flows by YPFB, imposed by MR 2007/2006, puts the maintenance of the financing the Petrobras has already contracted in jeopardy and, consequently, the normal maintenance of its activities as well. In this regard, Petrobras is evaluating possible measures it may adopt by virtue of this unilateral determination of the Hydrocarbons and Energy Ministry.

Notwithstanding the complex situation of Petrobras' permanence in Bolivia, the Company once again emphasizes its commitment to the country's development and expresses its deep concern with the negative effects this unilateral decision will have on the national and regional industry.

Since it commenced its operations in the refining segment, Petrobras has fulfilled, responsibly, its mission of ensuring the uninterrupted supply of the internal fuel demand, in compliance with the strictest international quality, safety, and environmental norms. Likewise, the Company asserts it operates and will always operate transparently, respecting the laws in effect in Bolivia .

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.